UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-39302

UCLOUDLINK GROUP INC.

(Registrant’s Name)

Unit 2214-Rm1, 22/F, Mira Place Tower A

132 Nathan Road, Tsim Sha Tsui

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Interim Condensed Consolidated Financial Statements
101.INS	Inline XBRL Instance Document — this instance document does not appear in the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Scheme Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCLOUDLINK GROUP INC.

By	:	/s/ Yimeng Shi
Name	:	Yimeng Shi
Title	:	Chief Financial Officer

Date: September 29, 2021

Exhibit 99.1

UCLOUDLINK GROUP INC.

Index to UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Contents	Page

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for the Six Months Ended June 30, 2020 and 2021	(F-2)

Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2020 and June 30, 2021	(F-3)

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity for the Six Months Ended June 30, 2020 and 2021	(F-4)

Unaudited Interim Condensed Consolidated Statement of Cash Flows for the Six Months Ended June 30, 2020 and 2021	(F-5)

Notes to Unaudited Interim Condensed Consolidated Financial Statements	(F-6)

UCLOUDLINK GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Six Months ended June 30,
(Amounts expressed in thousands of US$, except for number of shares and per share data)	Note	2020	2021
Revenues	4	54,547	36,934
Revenues from services		27,298	17,710
Sales of products		27,249	19,224
Cost of revenues		(37,218)	(26,000)
Cost of services		(14,858)	(10,460)
Cost of products sold		(22,360)	(15,540)
Gross profit		17,329	10,934
Research and development expenses		(16,560)	(6,839)
Sales and marketing expenses		(18,087)	(7,216)
General and administrative expenses		(24,464)	(17,046)
Other income/(expense)	5	653	(3,378)
Loss from operations		(41,129)	(23,545)
Interest income		26	9
Interest expenses		(228)	(89)
Loss before income tax		(41,331)	(23,625)
Income tax (expenses)/credit	6	(37)	4
Share of profit in equity method investment, net of tax		—	53
Net loss		(41,368)	(23,568)
Accretion of Series A Preferred Shares	8	(1,293)	—
Net loss attributable to ordinary shareholders of the Company		(42,661)	(23,568)
Net loss		(41,368)	(23,568)
Foreign currency translation adjustment		(152)	432
Total comprehensive loss		(41,520)	(23,136)
Net loss per share attributable to ordinary shareholders of the Company
Basic and diluted	10	(0.18)	(0.08)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	10	237,907,456	283,008,578

The accompanying notes are an integral part of these consolidated financial statements.

UCLOUDLINK GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

		As of December 31,	As of June 30,
(Amounts expressed in thousands of US$, except for number of shares and per share data)	Note	2020	2021
Assets
Current assets:
Cash and cash equivalents	11	21,989	18,381
Restricted cash	11	8,237	—
Short-term deposit	11	196	197
Accounts receivable, net	12	6,745	11,719
Inventories	13	5,847	6,369
Prepayments and other assets	14	7,477	7,901
Amounts due from related parties	21	2,264	1,237
Other investments	18	19,185	14,950
Total current assets		71,940	60,754
Non-current assets:
Long-term investments	15	1,306	1,614
Property and equipment, net	16	3,029	2,320
Intangible assets, net	17	1,039	992
Other investments	18	17,824	18,508
Prepayments	14	2,116	1,716
Total non-current assets		25,314	25,150
Total assets		97,254	85,904
Liabilities
Current liabilities:
Short term borrowings	20	3,704	4,782
Accrued expenses and other liabilities (including US$10,733 thousands and US$11,196 thousands from the consolidated VIEs, without recourse to the Company as of December 31, 2020 and June 30, 2021, respectively)	19	25,742	25,932
Accounts payables (including US$3,543 thousands and US$3,749 thousands from the consolidated VIEs, without recourse to the Company as of December 31, 2020 and June 30, 2021, respectively)	19	8,701	11,338
Amounts due to related parties (including nil and US$29 thousands from the consolidated VIEs, without recourse to the Company as of December 31, 2020 and June 30, 2021, respectively)	21	1,503	1,525
Contract liabilities (including US$215 thousands and US$115 thousands from the consolidated VIEs, without recourse to the Company as of December 31, 2020 and June 30, 2021, respectively)		889	1,172
Total current liabilities		40,539	44,749
Non-current liabilities:
Other non-current liabilities		321	292
Total non-current liabilities		321	292
Total liabilities		40,860	45,041
Commitments and contingencies	22
Shareholders’ equity
Class A ordinary shares (US$0.00005 par value; 1,700,000,000 shares authorized; 160,055,640 and 161,790,700 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)	7,9	8	8
Class B ordinary shares (US$0.00005 par value; 200,000,000 shares authorized; 122,072,980 and 122,072,980 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)	7,9	6	6
Additional paid-in capital		220,292	227,897
Accumulated other comprehensive (loss) /income		(429)	3
Accumulated losses		(163,483)	(187,051)
Total shareholders’ equity		56,394	40,863
Total liabilities and shareholders’ equity		97,254	85,904

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

UCLOUDLINK GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Class A ordinary shares		Class B ordinary shares
(Amounts expressed in thousands of US$, except for number of shares and per share data)	Shares	Amount	Shares	Amount	Shares	Amount	Additional paid-in capital	Cumulative translation adjustments	Accumulated losses	Total equity
Balance as of January 1, 2020	232,451,900	11	—	—	—	—	118,818	706	(100,068)	19,467
Foreign currency translation adjustment	—	—	—	—	—	—	—	(152)	—	(152)
Net loss for the year	—	—	—	—	—	—	—	—	(41,368)	(41,368)
Share-based compensation	—	—	—	—	—	—	36,854	—	—	36,854
Accretion of Series A Preferred Shares	—	—	—	—	—	—	(1,293)	—	—	(1,293)
Redesignation of ordinary shares into Class A ordinary shares	(110,378,920)	(5)	110,378,920	5	—	—	—	—	—	—
Redesignation of ordinary shares into Class B ordinary shares	(122,072,980)	(6)	—	—	122,072,980	6	—	—	—	—
Issuance of ordinary shares upon Initial Public Offering (“IPO”)	—	—	20,100,000	1	—	—	27,604	—	—	27,605
Conversion of Series A Preferred Shares upon IPO	—	—	29,000,000	2	—	—	24,268	—	—	24,270
Balance as of June 30, 2020	—	—	159,478,920	8	122,072,980	6	206,251	554	(141,436)	65,383

	Ordinary shares		Class A ordinary shares		Class B ordinary shares
(Amounts expressed in thousands of US$, except for number of shares and per share data)	Shares	Amount	Shares	Amount	Shares	Amount	Additional paid-in capital	Cumulative translation adjustments	Accumulated losses	Total equity
Balance as of January 1, 2021	—	—	160,055,640	8	122,072,980	6	220,292	(429)	(163,483)	56,394
Foreign currency translation adjustment	—	—	—	—	—	—	—	432	—	432
Net loss for the year	—	—	—	—	—	—	—	—	(23,568)	(23,568)
Share-based compensation	—	—	—	—	—	—	6,706	—		6,706
Shares issued upon exercise of employee share options	—	—	1,735,060	—	—	—	899	—		899
Balance as of June 30, 2021	—	—	161,790,700	8	122,072,980	6	227,897	3	(187,051)	40,863

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

UCLOUDLINK GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six Months ended June 30,
(Amounts expressed in thousands of US$ except for number of shares and per share data)	2020	2021
Cash flows from operating activities
Net loss	(41,368)	(23,568)
Adjustments to reconcile net loss to net cash generated from/ (used in) operating activities
Provision for bad debts	681	77
Impairment for inventory obsolescence	847	—
Disposal of obsolescent goods	—	(44)
Depreciation of property and equipment	1,120	1,074
Amortization of intangible assets	42	70
(Losses)/gains on disposals of property and equipment	8	(48)
Interest expenses	228	89
Share-based compensation	36,854	6,706
Fair value losses on other investments	996	3,551
Share of profit in equity method investments	—	(53)
Foreign currency exchange gains/(losses), net	(50)	419
Changes in operating assets and liabilities
Accounts receivable	12,212	(5,051)
Prepayments and other assets	(1,968)	(1,194)
Inventories	2,932	(479)
Accrued expenses, accounts payable and other liabilities	(8,307)	4,339
Amounts due to related parties	(18)	22
Amounts due from related parties	23	1,027
Contract liabilities	(311)	212
Net cash generated from/ (used in) operating activities	3,921	(12,851)
Cash flows from investing activities
Purchase of property and equipment	(1,198)	(357)
Purchase of intangible assets	(24)	(14)
Proceeds from disposal of property and equipment	—	140
Cash paid for equity method investment	—	(247)
Increase in short-term deposit	(3)	(2)
Purchase of other investments	(33,126)	—
Net cash used in investing activities	(34,351)	(480)
Cash flows from financing activities
Repayments of other borrowings	(1,086)	—
Proceeds from bank borrowings	594	4,534
Repayments of bank borrowings	(1,949)	(3,462)
Proceeds from initial public offering, net of insurance costs	29,904	—
Proceeds from exercise of share options	—	772
Net cash generated from financing activities	27,463	1,844
Decrease in cash, cash equivalents and restricted cash	(2,967)	(11,487)
Cash, cash equivalents and restricted cash at beginning of period	40,274	30,226
Effect of exchange rates on cash, cash equivalents and restricted cash	(171)	(358)
Cash, cash equivalents and restricted cash at end of period	37,136	18,381
Supplemental disclosure of cash flow information
Interest paid	(228)	(89)
Supplemental disclosure on non-cash investing and financing activities:
—Accretion of Series A Preferred Shares	(1,293)	—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

1.	Organization and principal activities
(a)	History and organization

UCLOUDLINK GROUP INC. (the “Company”) was incorporated in the Cayman Islands on 25 August 2014 as an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. The Company through its consolidated subsidiaries and consolidated variable interest entities (the “VIE”) (collectively, the “Group”) is principally engaged in the provision of data connectivity services and sales of Wi-Fi terminals and data related products to enable personal and enterprise users to access mobile internet in more than 100 countries and areas. Due to the legal restrictions of the People’s Republic of China (the “PRC”) on foreign ownership and investment in such business, the Company conducts its primary business operations in the PRC through its VIEs.

(b)	Principal subsidiaries and VIEs

As of June 30, 2021, the details of the Company’s principal subsidiaries and VIEs were as follows:

Entity	Place of incorporation	Date of incorporation	Relationship	% of direct or indirect economic ownership	Principal activities
UCLOUDLINK (HK) LIMITED	Hong Kong	2 September 2014	Subsidiary	100%	Holding company
HONG KONG UCLOUDLINK NETWORK TECHNOLOGY LIMITED	Hong Kong	25 October 2010	Subsidiary	100%	Holding company, information technology services and sales of terminals and data related products
Shenzhen Ucloudlink Technology Limited	PRC	9 July 2015	Subsidiary	100%	Technology research and development
Shenzhen uCloudlink Co., Ltd.	PRC	7 June 2018	Subsidiary	100%	Hardware exportation
Beijing uCloudlink Technology Co., Ltd. (“Beijing uCloudlink”)	PRC	29 January 2015	Subsidiary	100%	Holding company
UCLOUDLINK (SINGAPORE) PTE.LTD	Singapore	15 May 2017	Subsidiary	100%	Sales and marketing
UCLOUDLINK (UK) CO. LTD	UK	13 October 2014	Subsidiary	100%	Sales and marketing
Ucloudlink (America), Ltd.	USA	1 August 2016	Subsidiary	100%	Sales and marketing
UCLOUDLINK SDN.BHD	Malaysia	24 August 2017	Subsidiary	100%	Sales and marketing
uCloudlink Japan Co., Ltd.	Japan	7 March 2018	Subsidiary	100%	Sales and marketing
Shenzhen uCloudlink Network Technology Co., Ltd. (“Shenzhen uCloudlink”)	PRC	14 August 2014	Consolidated VIE	100%	Holder of value-added telecommunications services license, information technology services and sales of terminals and data related products
Beijing uCloudlink New Technology Co., Ltd. (“Beijing Technology”)	PRC	15 November 2014	Consolidated VIE	100%	Information technology services and sales of terminals and data related products
PT UCLOUDLINK TECHNOLOGIES PMA	Indonesia	27 September 2018	Subsidiary	100%	Sales and marketing
UCLOUDLINK UK LIMITED	UK	24 February 2021	Subsidiary	100%	Sales and marketing

Refer to Note 2.3 for the consolidated financial information of the Company’s VIEs as of December 31, 2020 and June 30, 2021.

1.	Organization and principal activities (Continued)
(c)	Variable Interest Entities

The Company has entered into certain exclusive technical services agreements with certain PRC domestic companies, which entitle it to receive a majority of their residual returns and make it obligatory for the Company to absorb a majority of the risk of losses from their activities. In addition, the Company has entered into certain agreements with the equity holders of these PRC domestic companies, including loan agreements that require them to contribute registered capital to those PRC domestic companies, exclusive call option agreements to acquire the equity interests in these companies when permitted by the PRC laws, rules and regulations, equity pledge agreements of the equity interests held by those equity holders, and proxy agreements that irrevocably authorize individuals designated by the Company to exercise the equity owner’s rights over these PRC domestic companies.

Details of the typical structure of the Group’s significant VIEs are set forth below:

(i)	VIE agreements amongst Beijing uCloudlink, Shenzhen uCloudlink and its nominee shareholders

The following is a summary of the contractual arrangements entered among Beijing uCloudlink, Shenzhen uCloudlink and its nominee shareholder:

•	Exclusive Technology Support and Technology Services Agreement

Under the exclusive technology support and technology services agreement between Beijing uCloudlink and Shenzhen uCloudlink, Beijing uCloudlink has the exclusive right to provide to Shenzhen uCloudlink technology support and technology services related to all technologies needed for its business. Beijing uCloudlink owns the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Shenzhen uCloudlink to Beijing uCloudlink is determined by the revenue of Shenzhen uCloudlink less the expenditures incurred for operation and capital purpose, or at an amount subject to mutual negotiation and agreement between the parties. The term of this agreement will expire only upon the liquidation of Shenzhen uCloudlink.

•	Exclusive Business Operation Agreement

Under the exclusive business operation agreement among Beijing uCloudlink, Shenzhen uCloudlink and Beijing Technology, which is the sole shareholder of Shenzhen uCloudlink, Shenzhen uCloudlink and Beijing Technology undertake that without Beijing uCloudlink’s prior written consent, Shenzhen uCloudlink shall not enter into any transactions that may have a material effect on Shenzhen uCloudlink’s assets, business, personnel, obligations, rights or business operations. Shenzhen uCloudlink and Beijing Technology agree that to the extent permitted by law, they will accept and unconditionally execute instructions from Beijing uCloudlink on business operations. Shenzhen uCloudlink and Beijing Technology also agree to elect directors nominated by Beijing uCloudlink and such directors shall nominate officers designated by Beijing uCloudlink. The business operation agreement will remain effective until the end of the dissolution of Shenzhen uCloudlink and Beijing Technology correspondingly, the term of which will be extended if Beijing uCloudlink’s business term is extended or as required by Beijing uCloudlink.

•	Exclusive Option Agreement

The parties to the exclusive option agreement are Beijing uCloudlink, Shenzhen uCloudlink and the shareholder of Shenzhen uCloudlink. Under the exclusive option agreement, the shareholder of Shenzhen uCloudlink irrevocably granted Beijing uCloudlink or its designated representative(s) an exclusive option to purchase all or part of his or its equity interests in Shenzhen uCloudlink at a consideration of RMB1 or any lower price to the extent permitted under PRC law. Beijing uCloudlink or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Beijing uCloudlink’s prior written consent, Shenzhen uCloudlink’s shareholder shall not sell, transfer, mortgage or otherwise dispose his equity interests in Shenzhen uCloudlink. The term of this agreement will expire only when the total assets of Shenzhen uCloudlink have been acquired by Beijing uCloudlink.

1.	Organization and principal activities (Continued)

(c)	Variable Interest Entities (Continued)
(i)	VIE agreements amongst Beijing uCloudlink, Shenzhen uCloudlink and its nominee shareholders (Continued)
•	Powers of Attorney

Pursuant to the irrevocable power of attorney executed by each shareholder of Shenzhen uCloudlink, each such shareholder appointed Beijing uCloudlink as its attorney-in-fact to exercise such shareholders’ rights in Shenzhen uCloudlink, including, without limitation, the power to vote on its behalf on all matters of Shenzhen uCloudlink requiring shareholder approval under PRC laws and regulations and the articles of association of Shenzhen uCloudlink. Each power of attorney will remain in force until the termination of the Exclusive Business Cooperation Agreement.

•	Equity Interest Pledge Agreement

Pursuant to the share pledge agreement among Beijing uCloudlink, Shenzhen uCloudlink and the shareholder of Shenzhen uCloudlink, the shareholder of Shenzhen uCloudlink has pledged all of their equity interests in Shenzhen uCloudlink to Beijing uCloudlink to guarantee the performance by Shenzhen uCloudlink and its shareholders’ performance of their respective obligations under the exclusive business cooperation agreement, exclusive option agreement, exclusive technology support and technology services agreement and powers of attorney. If Shenzhen uCloudlink and/or its shareholders breach their contractual obligations under those agreements, Beijing uCloudlink, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests.

(ii)	VIE agreements among Beijing uCloudlink, Beijing Technology and its nominee shareholders

The following is a summary of the contractual arrangements entered among Beijing uCloudlink, Beijing Technology and its nominee shareholders:

•	Exclusive Technology Support and Technology Services Agreement

Under the exclusive technology support and technology services agreement between Beijing uCloudlink and Beijing Technology, Beijing uCloudlink has the exclusive right to provide to Beijing Technology technology support and technology services related to all technologies needed for its business. Beijing uCloudlink owns the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Beijing Technology to Beijing uCloudlink is determined by the revenue of Beijing Technology generated less the expenditures incurred for operation and capital purpose, or at an amount subject to mutual negotiation and agreement between the parties. The term of this agreement will expire only upon the liquidation of Beijing Technology.

•	Exclusive Business Operation Agreement

Beijing uCloudlink, Beijing Technology and the shareholders of Beijing Technology entered into exclusive business operation agreement under which Beijing Technology engages Beijing uCloudlink as its exclusive provider of technology support, business support and consulting services. Beijing Technology shall pay to Beijing uCloudlink service fees, which is determined by the revenue of Beijing Technology less the expenditures incurred for operation and capital purpose, subject to further mutual negotiation and agreement. Beijing uCloudlink shall have exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties arising from the performance of the agreement. During the term of the agreement, Beijing Technology shall not accept any consultations and/or services provided by any third party and shall not cooperate with any third party for the provision of identical or similar services without prior consent of Beijing uCloudlink. The term of this agreement will expire only upon the liquidation of Beijing Technology or may be cancelled at Beijing uCloudlink’s sole discretion.

1.	Organization and principal activities (Continued)

(c)	Variable Interest Entities (Continued)
(ii)	VIE agreements among Beijing uCloudlink, Beijing Technology and its nominee shareholders (Continued)
•	Exclusive Purchase Option Agreement

Under the exclusive purchase option agreement, the nominee shareholders of Beijing Technology have granted Beijing uCloudlink or its designated representative(s) irrevocably an exclusive option to purchase, to the extent permitted under PRC law, all or part of their equity interests in Beijing Technology at the lowest price permitted by the laws of the PRC applicable at the time of exercise. Beijing uCloudlink or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Beijing uCloudlink’s prior written consent, the nominee shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Beijing Technology. The term of this agreement will expire only when the total assets of Beijing Technology have been acquired by Beijing uCloudlink.

•	Power of Attorney

Pursuant to the irrevocable power of attorney, Beijing uCloudlink is authorized by each of the nominee shareholders as its attorney-in-fact to exercise such nominee shareholders’ rights in Beijing Technology , including, without limitation, the power to vote on its behalf on all matters of Beijing Technology requiring nominee shareholder approval under PRC laws and regulations and the articles of association of Beijing Technology and rights to information relating to all business aspects of Beijing Technology . Each power of attorney will remain in force until the termination of the Exclusive Business Cooperation Agreement.

•	Equity Interest Pledge Agreement

Pursuant to the equity pledge agreement, the nominee shareholders of Beijing Technology have pledged all of their equity interests in Beijing Technology to Beijing uCloudlink to guarantee the performance by Beijing Technology and its nominee shareholders’ performance of their respective obligations under the exclusive business cooperation agreement, exclusive purchase option agreement, and powers of attorney. The nominee shareholders shall not transfer or assign the equity interests, the rights and obligations in the equity pledge agreement or create or permit to create any pledges which may have an adverse effect on the rights or benefits of Beijing uCloudlink without Beijing uCloudlink’s written consent. If Beijing Technology and/or its nominee shareholders breach their contractual obligations under those agreements, Beijing uCloudlink, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests.

Through the aforementioned contractual agreements, Shenzhen uCloudlink and Beijing Technology are considered VIEs and Beijing uCloudlink is the primary beneficiary because the Company, through Beijing uCloudlink has the ability to:

•	exercise effective control over Shenzhen uCloudlink and Beijing Technology;
•	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from these VIEs as if it were their sole shareholder; and
•	have an exclusive option to purchase all of the equity interests in these VIEs.

1.	Organization and principal activities (Continued)

(c)	Variable Interest Entities (Continued)
(iii)	Risks in relation to the VIE structure

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to approximately US$3.8 million and US$3.8 million, as of December 31, 2020 and June 30, 2021, respectively. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Company is conducting certain businesses in the PRC through the VIEs, the Company may provide additional financial support on a discretionary basis in the future, which could expose the Company to a loss.

There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

In the opinion of the Company’s management, the contractual arrangements among its subsidiary, the VIEs and their respective nominee shareholders are in compliance with the current PRC laws and are legally binding and enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIEs in the consolidated financial statements.

In January 2015, the Ministry of Commerce (“MOFCOM”), released for public comment a proposed PRC law, the Draft Foreign Investment Enterprises (“FIE”) Law, that appears to include VIEs within the scope of entities that could be considered to be FIEs, that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control”. If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to include the Company’s contractual arrangements with its VIEs, and as a result, the Group’s VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of FIEs where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing VIEs, that operates in restricted or prohibited industries and is not controlled by entities organized under PRC law or individuals who are PRC citizens. If the restrictions and prohibitions on FIEs included in the Draft FIE Law are enacted and enforced in their current form, the Company’s ability to use the contractual arrangements with its VIEs and the Company’s ability to conduct business through the VIEs could be severely limited.

The Company’s ability to control the VIEs also depends on the power of attorney exercised by Beijing uCloudlink to vote on all matters requiring shareholders’ approvals in the VIEs. As noted above, the Company believes these powers of attorney are legally binding and enforceable but may not be as effective as direct equity ownership. In addition, if the Company’s corporate structure or the contractual arrangements with the VIEs were found to be in violation of any existing PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

•	revoke the Company’s business and operating licenses;
•	require the Company to discontinue or restrict its operations;
•	restrict the Company’s right to collect revenues;

1.	Organization and principal activities (Continued)

(c)	Variable Interest Entities (Continued)
(iii)	Risks in relation to the VIE structure (Continued)
•	require the Company to restructure its operations, re-apply for the necessary licenses or relocate the Company’s businesses, staff and assets;
•	impose additional conditions or requirements with which the Company may not be able to comply; or
•	take other regulatory or enforcement actions against the Company that could be harmful to the Group’s business.

The imposition of any of these restrictions or actions may result in a material adverse effect on the Company’s ability to conduct its business. In addition, if the imposition of any of these restrictions causes the Company to lose the right to direct the activities of the VIEs or the right to receive their economic benefits, the Company would no longer be able to consolidate the financial statements of the VIEs. In the opinion of management, the likelihood of losing the benefits in respect of the Company’s current ownership structure or the contractual arrangements with its VIEs is remote.

Refer to Note 2.3 for the consolidated financial information of the Company’s VIEs as of December 31, 2020 and June 30, 2021.

(d)	Initial Public Offering

On June 10, 2020, the Company completed its IPO on the Nasdaq Global Market. In the offering, 2,010,000 ADSs, representing 20,100,000 Class A ordinary shares, were issued and sold to the public at a price of US$18 per ADS. The net proceeds to the Company from the IPO, after deducting commissions and offering expenses, were approximately US$27.6 million.

Immediately prior to the completion of the IPO, the Company completed the redesignation on a one-for-one basis of: (i)  122,072,980 ordinary shares beneficially owned by Mr. Chaohui Chen and Mr. Zhiping Peng into Class B ordinary shares, (ii) all of the remaining ordinary shares into Class A ordinary shares, (iii) the automatic conversion and the redesignation of all of the remaining issued and outstanding preferred shares on a one-for-one basis into Class A ordinary shares.

In respect of all matters subject to shareholders’ vote, each holder of Class A ordinary share is entitled to one and each holder of Class B ordinary share is entitled to fifteen votes.

2.	Summary of significant accounting policies
2.1	Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes normally included in the annual financial statements prepared in accordance with U.S. GAAP. Certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of management, the Group’s unaudited interim condensed consolidated financial statements and accompanying notes include all adjustments (consisting of normal recurring adjustments) considered necessary for the fair statement of the Group’s financial position as of December 31, 2020 and June 30, 2021, and results of operations and cash flows for the six months ended June 30, 2020 and 2021. Interim results of operations are not necessarily indicative of the results for the full year or for any future period. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2020, and related notes included in the Group’s audited consolidated financial statements. The financial information as of December 31, 2020 presented in the unaudited interim condensed consolidated financial statements is derived from the audited consolidated financial statements as of December 31, 2020.

2.2	Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements. Significant accounting estimates reflected in the Company’s consolidated financial statements include legal contingencies, share-based compensation and realization of deferred tax assets. The Group bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.
2.3	Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly-foreign owned enterprises (“WFOE”) and variable interest entities (“VIEs”) over which the Company is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated statements of comprehensive (loss)/income from the effective date of acquisition or up to the effective date of disposal, as appropriate.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders. A VIE is required to be consolidated by the primary beneficiary of

2.	Summary of significant accounting policies (Continued)
2.3	Consolidation (Continued)

the entity if the equity holders in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

Due to legal restrictions on foreign ownership and investment in commercial internet content provider or other value-added telecommunication service through certain PRC domestic companies, the equity interests of certain PRC domestic companies are held by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. Specifically, the PRC domestic companies that are material to the Group’s businesses are Beijing Technology and Shenzhen uCloudlink.

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIEs taken as a whole, which were included in the Company’s consolidated financial statements with intercompany balances and transactions eliminated between the VIEs:

	As of December 31,	As of June 30,
	2020	2021
	(in thousands of US$)
Cash and cash equivalents	1,734	1,214
Accounts receivable, net	1,450	1,303
Amounts due from non-VIE subsidiaries of the Company	6,663	9,373
Property and equipment and intangible assets	2,311	1,682
Others	9,399	10,080
Total assets	21,557	23,652
Amounts due to non-VIE subsidiaries of the Company	42,442	51,663
Accrued expenses, account payable and other liabilities	14,276	14,945
Contract liabilities	215	115
Others	—	29
Total liabilities	56,933	66,752

	Six Months ended June 30,
	2020	2021
	(in thousands of US$)
Revenue (note)	35,825	14,517
Net income/ (loss) (note)	991	(7,365)
Net cash provided by/ (used in) operating activities	994	(430)
Net cash used in investing activities	(1,113)	(90)
Net cash used in financing activities	(2,457)	—

Note:

Revenue and net income/ (loss) incurred by the VIEs are primarily from the provision of data connectivity services, as well as sales of Wi-Fi terminals and sales of data related products.

The VIEs did not have any material related party transactions except for the related party transactions which are disclosed in Note 21 or elsewhere in these consolidated financial statements, and those transactions with other subsidiaries that are not VIEs, which were eliminated upon consolidation.

2.	Summary of significant accounting policies (Continued)
2.3	Consolidation (Continued)

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Therefore, the Company considers that there is no asset in any of the VIEs that can be used only to settle obligations of the VIEs, except for registered capital. As all VIEs are incorporated as limited liability companies under the Company Law of the PRC, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs.

Currently there is no contractual arrangement which requires the Company to provide additional financial support to the VIEs. However, as the Company conducts its businesses primarily based on the licenses and approvals held by its VIEs, the Company has provided and will continue to provide financial support to the VIEs considering the business requirements of the VIEs, as well as the Company’s own business objectives in the future.

Unrecognized revenue-producing assets held by the VIEs include certain internet value added services provision and other licenses. The internet value added services provision and other licenses are required under relevant PRC laws, rules and regulations for the operation of internet businesses in the PRC, and therefore are integral to the Group’s operations. The internet content provision licenses require that core PRC trademark registrations and domain names are held by the VIEs that provide the relevant services.

2.4	Investment in equity investees

The equity investment represents the Group’s investment in privately-held entities. The Group accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Group adjusts the carrying amount of the investment and recognizes investment income or loss for share of the earnings or loss of the investees after the date of investment. When the Group’s share of loss in the equity investees equal or exceed their interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investees. The Group assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investment in privately-held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

2.5	Fair value of financial instruments

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs that may be used to measure fair value include:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

2.	Summary of significant accounting policies (Continued)
2.5	Fair value of financial instruments (Continued)

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group does not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.

The Group’s financial instruments consist principally of cash and cash equivalents, short-term deposit, accounts receivable, accounts payable, contract liabilities and other liabilities.

As of December 31, 2020 and June 30, 2021, the carrying values of cash and cash equivalents, short-term deposit, accounts receivable, accounts payable, contract liabilities and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short term nature of these instruments.
2.6	Revenue recognition

Revenue is principally generated by the provision of data connectivity services and the sales of terminals and sales of data related products. Revenue represents the fair value of the consideration received or receivable for the sales of goods and the provision of services in the ordinary course of the Group’s activities and is recorded net of value-added tax (“VAT”). The Group recognizes revenue in accordance with ASC 606 “Revenue from Contracts with Customers” for all years presented with full retrospective method.

The Group conducts its business through various contracts with customers, including:

(i)	Data connectivity services

The Group generates international data connectivity services revenues from (i) data service fees from the use of portable Wi-Fi terminals (under its brand of “Roamingman”), (ii) data service fees generated from sales of data connectivity services to enterprise customers, and (iii) retail sales of data connectivity services.

The Group also generates local data connectivity services revenues from (i) data service fees generated from sales of data connectivity services to enterprise customers, and (ii) retail sales of data connectivity services.

For data connectivity services from the use of portable Wi-Fi terminals, the Group determines that the arrangement involves the leasing of portable Wi-Fi terminals with data connectivity services embedded. The Group determines that it is the lessor in the arrangement which contains an equipment lease component and a service non-lease component. The Group further determines that lease component is an operating lease under ASC 840, and that the operating lease component and service component are delivered over the same time and pattern. Therefore, the lease income and service income are recognized as data connectivity services revenue evenly over the service period.

2.	Summary of significant accounting policies (Continued)
2.6	Revenue recognition (Continued)

The Group evaluates and determines that it is the principal. For data connectivity services from the use of portable Wi-Fi terminals and retail sales of data connectivity services, the Group views users as its customers. For data connectivity services generated from sales of data connectivity services to enterprise customers, the Group views enterprise customers as its customers. The Group reports data connectivity services revenues on gross basis. Accordingly, the amounts paid for data connectivity services by customers are recorded as revenues and the related commission fees paid to its agents (mainly travel agents and other online distributors) are recorded as cost of revenues. Where the Group is the principal, it controls the data before the data connectivity service is provided to customers. Its control is evidenced by the inventory risk borne by the Group and the Group’s ability to direct the use of the data, and is further supported by the Group being primarily responsible to customers and having the discretion in establishing pricing.

Data connectivity services offered to customers typically provide unlimited data usage during a fixed period of time (“contract period”), where revenue is recognized ratably on a straight-line basis over the contract period. The Group does not have further performance obligations to the customers after the contract period. The Group also offers data connectivity services where customers are charged service fee based on actual data usage, where revenue is recognized as the services are provided to customers.

In providing data connectivity services to its customers, the Group procures SIM cards and data plans from various suppliers. Those SIM cards are activated and hosted on the Group’s cloud SIM platform. The Group’s cloud SIM platform manages terminal information and customer accounts and intelligently allocates the SIM cards and data plans and makes them available to customers who purchase the Group’s data connectivity services. Accordingly, the Group takes inventory risk and obtains control of the SIM cards and data plans procured and direct the use of the data on its cloud SIM platform depending on customers’ demand. The Group accounts for the SIM cards and data plans procured as costs of revenue as data is being made available and consumed on its cloud SIM platform.

As the Group’s data connectivity services are provided without right of return and the Group does not provide any other credit and incentive to its customers, therefore, the Group’s provision of data connectivity services does not involve variable consideration.

(ii)	Sales of terminals and data related products

The Group generates revenues from selling tangible products, including GlocalMe portable Wi-Fi terminals, GlocalMe World Phone series and smartphones with GlocalMe Inside (“GMI”) implemented, as well as SIM cards, to enterprise and retail customers and business partners. Sales of terminals and data related products are recognized when control of promised goods is transferred to the customers, which generally occurs upon the acceptance of the goods by the customers.

For sales of Wi-Fi terminals, one gigabyte of free data connectivity service is normally included as a bundle package for the first time purchase of the terminals. There are two separate performance obligations in such bundle sales as the Wi-Fi terminal is a distinct good while the data connectivity service is a distinct service. The Group allocates the transaction price to each distinct performance obligation based on their relative standalone selling prices. The Group then recognizes revenue for each of the distinct performance obligations identified in accordance with the applicable revenue recognition method relevant for that obligation. For revenue related to the Wi-Fi terminals, revenue is recognized when the control of the Wi-Fi terminals is transferred. For revenue related to the data connectivity service, it is recognized ratably on a straight-line basis over the relevant contract period.

2.	Summary of significant accounting policies (Continued)
2.6	Revenue recognition (Continued)
(iii)	Provision of PaaS or SaaS services

Platform-as-a-Service (PaaS) or Software-as-a-Service (SaaS) mainly consist of fees generated from providing cloud SIM platform as a service to business partners. The Group provides its cloud SIM platform as a service to business partners enabling them to manage their data resources. Business partners using the platform are charged service fees for the use of the cloud SIM platform services. The Group has continuous obligation to ensure the performance of the platform over the service period. Revenue is recognized ratably over the contract period as business partners simultaneously consume and receive benefits from the service. The Group does not provide any other credit and incentive related to the cloud SIM platform services, therefore there is no variable consideration in the arrangement.

(iv)	Contract balance

Contract liabilities represent the cash collected upfront from the customers for purchase of data connectivity services or purchase of Wi-Fi terminals, while the underlying data connectivity services have not yet been rendered or the Wi-Fi terminals have not been delivered to the customers by the Group, which is included in the presentation of contract liabilities.

Due to the generally short-term duration of the relevant contracts, all performance obligations are satisfied within one year. Where transaction prices for data connectivity services and Wi-Fi terminals are received upfront from the customers, such receipts are recorded as contract liabilities and recognized as revenues over the contract period. The opening balance of contract liabilities from several customers as of January 1, 2020 was US$1,925 thousands. For the year ended December 31, 2020 and six months ended 2021, revenue amounting to US$1,925 thousands and US$889 thousands were included in the contract liabilities balance at the beginning of the respective period.

3.	Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”, which increases lease transparency and comparability among organizations. Under the new standard, lessees will be required to recognize all assets and liabilities arising from leases on the balance sheet, with the exception of leases with a term of 12 months or less, which permits a lessee to make an accounting policy election by class of underlying asset not to recognize lease assets and liabilities. If a leasee makes this election, it should recognize lease expenses for such lease generally on a straight-line basis over the lease term. The ASU is effective for reporting periods beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted. In March 2018, the FASB approved an alternative transition method to the modified retrospective approach, which eliminates the requirement to restate prior period financial statements and allows the cumulative effect of the retrospective allocation to be recorded as an adjustment to the opening balance of retained earnings at the date of adoption. In November 2019, the FASB issued ASU No. 2019-10, “Leases (Topic 842): Effective Dates”, to finalize the effective date delays for private companies, not-for-profits, and smaller reporting companies applying the leases standards. The ASU is effective for reporting periods beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted. The Group will adopt this new guidance for the fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021. Most of leases will continue to be operating leases. Upon the adoption, the Group expects its consolidated balance sheet to include a right of use asset and liability related to substantially all of its lease arrangements. The Group expects the adoption of the standard will not have a significant impact on its consolidated financial statements.

3.	Recent accounting pronouncements (Continued)

In June 2016, the FASB issued ASU No. 2016-13 “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The new guidance amended guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For available for sale debt securities, credit losses will be presented as an allowance rather than as a write-down. This standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for all entities. In November 2019, the FASB issued ASU No. 2019-10, “Financial Instruments-Credit Losses (Topic 326): Effective Dates”, to finalize the effective date delays for private companies, not-for-profits, and smaller reporting companies applying the CECL standards. The ASU is effective for reporting periods beginning after December 15, 2022 and interim periods within those fiscal years. Early adoption is permitted. The Group is currently assessing the impact of adopting this standard on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract”. This standard aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The implementation costs incurred in a hosting arrangement that is a service contract should be presented as a prepaid asset in the balance sheet and expensed over the term of the hosting arrangement to the same line item in the statement of operations as the costs related to the hosting fees. This standard is effective for annual reporting periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. The amendments should be applied either retrospectively or prospectively to all implementation costs incurred after adoption. The Group expects the adoption of the standard will not have a significant impact on its consolidated financial statements.

4.	Revenues

	Six Months ended June 30,
(In thousands)	2020	2021
Revenues from services
—Data connectivity services	24,746	12,072
International data connectivity services	19,282	10,334
Local data connectivity services	5,464	1,738
—PaaS and SaaS services	2,389	5,437
—Others	163	201
	27,298	17,710
Sales of products
—Sales of terminals	18,083	14,451
—Sales of data related products	8,984	2,978
—Others	182	1,795
	27,249	19,224
Total	54,547	36,934

(a)	Disaggregation of revenue

In the following table, revenue is geographically disaggregated according to the locations of the customers.

	Six Months ended June 30,
(In thousands)	2020	2021
Japan	29,502	20,314
North America	12,206	9,502
Mainland China	7,888	2,596
Southeast Asia	1,503	1,712
Hong Kong SAR	1,129	1,441
Europe	1,099	612
Taiwan	584	81
Others	636	676
Total	54,547	36,934

5.	Other income/(expense)

	Six Months ended June 30,
(In thousands)	2020	2021
Foreign exchange gains/(losses), net	50	(419)
Government grants (note)	1,557	488
(Losses)/gains on disposal of property and equipment, net	(8)	48
Fair value losses on other investments	(996)	(3,551)
Others	50	56
Total	653	(3,378)

Note:

Government grants mainly represent amounts received from central and local governments in connection with the Group’s investments in local business districts and contributions to technology development.

6.	Taxation
(a)	Income taxes
(i)	Cayman Islands

The Company was incorporated in the Cayman Islands and conducts most of its business through its subsidiaries and VIEs located in the PRC and Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

(ii)	PRC

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. Under the Corporate Income Tax (“CIT”) Law, which became effective on January 1, 2008, foreign invested enterprises and domestic enterprises are subject to a unified CIT rate of 25%. In accordance with the implementation rules of the CIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15% with valid period of three years.

Shenzhen Ucloudlink Technology Limited and Shenzhen uCloudlink are qualified as HNTE, which are eligible to a preferential tax rate of 15% for the three-year period from 2017 to 2019 as long as they fulfill the HNTE criteria. In 2020, the preferential tax rate of 15% for Shenzhen Ucloudlink Technology Limited and Shenzhen uCloudlink was extended for three years from 2020 to 2022.

The Group’s loss before income taxes consisted of:

	Six Months ended June 30,
(In thousands)	2020	2021
Non-PRC	(36,577)	(13,952)
PRC	(4,754)	(9,673)
Total	(41,331)	(23,625)

(iii)	Hong Kong

The Company’s subsidiaries incorporated in Hong Kong are subject to profits tax rate of 16.5% on taxable income.

The reconciliations of the income tax expenses for the six months ended June 30, 2020 and 2021 were as follows:

	Six Months ended June 30,
(In thousands)	2020	2021
Loss before income tax	(41,331)	(23,625)
Income tax computed at statutory PRC income tax rate (25%)(i)	(10,333)	(5,906)
Differential income tax rates applicable to certain entities comprising the Group	9,023	2,169
Effect of tax holiday	441	950
Permanent differences(ii)	86	90
Change in valuation allowance	1,403	3,147
Accelerated deductions on research and development expenses(iii)	(583)	(454)
Income tax expenses/(credit)	37	(4)

(i)	The PRC statutory income tax rate was used because the majority of the Group’s operations are based in the PRC.
(ii)	Permanent differences primarily represent non-deductible expenses.

6.	Taxation (Continued)
(a)	Income taxes (Continued)

(iii)

This amount represents tax incentives relating to the research and development expenses of certain major operating subsidiaries in the PRC. This tax incentive enables those subsidiaries to claim an additional tax deduction amounting to 75% of the qualified research and development expenses incurred.

The per share effect of the tax holiday are as follows:

	Six Months ended June 30,
(In thousands)	2020	2021
Effect of tax holiday	441	950
Per share effect – basic and diluted	0.00	0.00

(b)	Deferred tax assets

Deferred income tax expense reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets are as follows:

	As of December 31,	As of June 30,
(In thousands)	2020	2021
Deferred tax assets
Net operating loss carryforwards	9,416	12,750
Accrued expenses and others	414	227
Less: valuation allowance	(9,830)	(12,977)
Net deferred tax assets	—	—

Movement of valuation allowance

	As of December 31,	As of June 30,
(In thousands)	2020	2021
Balance at beginning of the period	7,095	9,830
Change of valuation allowance	2,735	3,147
Balance at end of the period	9,830	12,977

Valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the deferred tax assets as of December 31, 2020 and June 30, 2021, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not. The statutory rate of 15% to 25%, depending on which entity, was applied when calculating deferred tax assets.

6.	Taxation (Continued)
(b)	Deferred tax assets (Continued)

As of December 31, 2020 and June 30, 2021, the Group had net operating loss carryforwards of approximately US$61,257 thousands and US$83,120 thousands respectively, which arose from the subsidiaries and VIE established in Hong Kong and PRC. As of December 31, 2020 and June 30, 2021, the Group does not believe that sufficient positive evidence exists to conclude that the recoverability of deferred tax assets is more likely than not to be realized. Consequently, the Group has provided full valuation allowance on the related deferred tax assets.

According to the Circular of relevant governmental regulatory authorities of Taxation on Extending the Loss Carry-over Period of High-tech Enterprises and High-tech SMEs (Cai Shui [2018] No. 76), from January 1, 2018, the enterprises that have the qualifications of high-tech enterprises or high-tech SMEs will be able to make up for the losses that have not been completed in the previous five years before the qualification year. The longest carry-over period is extended from 5 years to 10 years. As of December 31, 2020, the net operating loss carry forwards arose from Shenzhen uCloudlink Technology Limited and Shenzhen uCloudlink will expire during the period from 2025 to 2029, if unused.

(c)	Uncertain tax position

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2020 and June 30, 2021, the Group did not have any significant unrecognized uncertain tax positions. The Group does not anticipate any significant increase to our liability for unrecognized tax benefit within the next 12 months. Interest and penalties related to income tax matters, if any, is included in income tax expense.

7.	Ordinary shares
(i)	Prior to May 19, 2019, the authorized share of the Company was US$50,000 divided into 50,000,000 shares of par value US$0.001.

On May 19, 2019, the Board of Directors of the Company passed the resolution that all of the Company’s ordinary shares and preferred shares were subdivided into 20 shares with a par value of US$0.00005 each. The par value of ordinary shares and preferred shares and related disclosure have been recast to reflect the US$0.00005 par value for all periods presented in the consolidated financial statements. As of December 31, 2018, 2019 and 2020, the Company has 228,749,678 ordinary shares (including 162,897,778 vested restricted shares), 232,451,900 shares (including 162,897,778 vested restricted shares) and nil shares (including nil vested restricted shares) outstanding, respectively.

7.	Ordinary shares (Continued)
(ii)

On January 28, 2015, the Company entered into a share purchase agreement (“Series A SPA”) with certain investors under which the Company issued 8,400,000 ordinary shares at a total consideration of US$4,056,206 and 25,000,000 Series A Preferred Shares to certain investors at a total consideration of US$9,788,652. Also as a closing condition to the Series A SPA, the Company entered into a share restriction agreement with certain senior management and their respective wholly owned subsidiaries, which directly hold the equity interest on the Company. Pursuant to the share restriction agreement, all ordinary shares (“Restricted Shares”) of the Company held by certain senior management shall be subject to vesting conditions until the Restricted Shares become vested. The Restricted Shares shall vest over a period of 5 years from the closing of the Series A SPA (which was shortened to 4 years on September 22, 2016). Vesting of all Restricted Shares will be accelerated upon the completion of a qualified IPO or trade sale. In the event that certain senior management voluntarily and unilaterally terminates his employment/service contract with the Group or his employment or service relationship is terminated by any applicable Group entities for cause as stated in the Series A SPA, the related senior management shall sell to the Company, and the Company shall repurchase from certain senior management, all of the unvested shares at a price of US$0.00005 per share. Such restricted shares were treated as deemed contribution by those senior management to the Company and the fair value of which were recognized as share-based compensation expense over the vesting period. Ordinary shares of 44,426,667 and 44,426,667 were vested and presented as an increase of the numbers of issued ordinary shares during the year ended December 31, 2017 and December 31, 2018, respectively. At any time prior to a qualified IPO, the shares held by certain senior management shall not be transferred directly or indirectly without the prior written consent of the Series A Preferred Shares holders, except for those to be transferred to the employees of the Company pursuant to an Stock Option Plan approved by the board.

(iii)

On November 25, 2015, the Company entered into a share purchase agreement (“A-1 SPA”) with certain investors under which the Company issued 26,575,220 ordinary shares at a total consideration of US$21,555,470. There were liquidation preference and a redemption right attached to certain of these ordinary shares with 10% annual compounded interest based on original purchase price which expired on December 31, 2016.

(iv)	On January 1, 2016, 4,000,000 ordinary shares of certain senior management were transferred to Series A Preferred Shares at the then fair value of US$0.88 per share.
(v)

On September 22, 2016, the Company entered into a share purchase agreement (“A-2 SPA”) with certain investors under which the Company issued 8,502,600 ordinary shares at a total consideration of US$10,000,000. There is a redemption right attached to the ordinary shares with 12% annual compounded interest based on original purchase price. Such redemption right expired on December 31, 2017.

(vi)

On June 19, 2017, the Company repurchased 8,630,140 of its ordinary shares from an investor at a price of US$0.96 per share amounting to US$8,297,880. The repurchased ordinary shares were cancelled immediately and the additional paid in capital of the Company was reduced by US$8,298,236.

(vii)

On August 28, 2018, upon the occurrence of the event of automatic conversion of convertible bonds, in which that the Group attained cumulative revenue over RMB500 million during the year ended December 31, 2017, all the convertible bonds were converted into 35,004,220 ordinary shares of the Company.

7.	Ordinary shares (Continued)
(viii)

On November 25, 2015, June 19, 2017 and March 22, 2018, the Company issued 20,000,000, 4,315,080 and 31,665,280 ordinary shares, respectively, and had them held by a limited liability company owned by one of certain senior management. These ordinary shares were held on behalf of the Company and are to be awarded to employees under future equity incentive plan based on the discretion of the board of directors of the Company. The ordinary shares issued above were accounted for as treasury shares of the Group. None of these shares has been exercised nor issued from treasury shares as of December 31, 2017 and December 31, 2018, respectively. On December 31, 2018, all of the treasury shares were cancelled under the decision of the board of directors of the Company.

(ix)

On December 31, 2018, the board of directors of the Company adopted the 2018 Stock Option Scheme under which the Company may grant options to purchase its ordinary shares to selected employees of the Group. The board of directors of the Company reserved 55,980,360 shares on December 31, 2018 of the Company’s ordinary shares for future issuance under the plan.

(x)	In July 2019, two written resolutions were passed and approved by the board of directors of the Company and its shareholders:

(a) The Group will adopt a dual-class share structure, consisting of Class A ordinary shares and Class B ordinary shares, which will become effective immediately prior to the completion of the Company’s IPO.

Immediately prior to the completion of the IPO, (i) the conversion and re-designation of all of the then currently issued and outstanding preferred shares into ordinary shares on a one-to-one basis; (ii) 122,072,980 of ordinary shares beneficially owned by Mr. Chaohui Chen and Mr. Zhiping Peng will be redesignated into Class B ordinary shares on a one-for-one basis (iii) all of the remaining ordinary shares (including ordinary shares resulting from the conversion and re-designation of preferred shares) will be re-designated into Class A ordinary shares on a one-to-one basis. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to fifteen votes per share.

(b) Immediately prior to the completion of the IPO, the authorized share capital will be increased from US$50,000 divided into 1,000,000,000 shares of par value of US$0.00005 each, to US$100,000 divided into 2,000,000,000 shares of par value of US$0.00005 each.

(xi)

On June 10, 2020, the Company completed its IPO on the Nasdaq Global Market. The outstanding shares consist of 159,478,920 Class A ordinary shares and 122,072,980 Class B ordinary shares, of which (i) 61,346,560 Class B ordinary shares ultimately held by the Company’s founder, director and chief executive officer Chaohui Chen; (ii) 60,726,420 Class B ordinary shares ultimately held by the Company’s founder and chairman of board of directors Zhiping Peng and (iii) 110,378,920 ordinary shares were converted into Class A ordinary shares. In the offering, 2,010,000 ADSs, representing 20,100,000 Class A ordinary shares, were issued and sold to the public at a price of US$18 per ADS. Upon the completion of the IPO, all 29,000,000 issued and outstanding preferred shares were converted into Class A ordinary shares immediately as of the same date.

(xii)

576,720 and 1,735,060 shares of Class A Ordinary Shares were issued upon exercise of outstanding stock options under the Group’s share-based incentive plans at the year ended December 31,2020 and the six months ended June 30,2021 (Note 9).

8.	Redeemable and convertible shares

The activities of Series A Preferred Shares included in mezzanine equity are as follows:

(In thousands)	Series A Preferred Shares
Balance as of January 1, 2020	22,977
Accretion	1,293
Conversion and redesignation of Preferred Shares	(24,270)
Balance as of June 30, 2020 and 2021	—

9.	Share-based awards

Compensation expense recognized for share-based awards was as follow:

	Six Months ended June 30,
Share-based compensation expenses (In thousands)	2020	2021
—Restricted Shares(a)	—	4,637
—Share options(b)	36,854	2,069
Total	36,854	6,706

(a)	Restricted Shares

On January 27, 2021 and February 26, 2021, the Company granted 2,717,500 and 3,304,000 restricted shares units respectively to its employees, directors, and other consultants, pursuant to the 2019 Plan.

The fair value of each restricted share granted with service conditions is estimated based on the stock price of the underlying ordinary shares of the Company on the date of grant.

A summary of the Restricted Shares activity for the six months ended June 30, 2021 is presented below:

Number of Restricted Shares
As of January 1, 2021	—
Granted	6,021,500
As of June 30, 2021	6,021,500

(b)	Share options

In December 2018, the Company adopted a share incentive plan, which is referred to as the 2018 Stock Option Scheme (“the 2018 Plan”). The purpose of the plan is to attract and retain the best available personnel by linking the personal interests of the members of the board, employees, and consultants to the success of the Company’s business and by providing such individuals with an incentive to reward their performance. Under the 2018 Plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units may be granted is 55,980,360 shares.

9.	Share-based awards (Continued)
(b)	Share options (Continued)

In July 2019, the Group adopted the Amended and Restated 2018 Stock Option Scheme (“Revised 2018 Plan”), which amends the previously adopted 2018 Stock Option Scheme, pursuant to which the Group may grant awards to directors, officers and employees. The maximum aggregate number of ordinary shares that may be issued under Revised 2018 Plan was 40,147,720 ordinary shares.

In July 2019, the shareholders and board of directors of the Company also approved the 2019 Share Incentive Plan (“the 2019 Plan”). Under the 2019 Plan, which will be increased by a number equal to 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year on the first day of each fiscal year, commencing with the fiscal year ended December 31, 2020, if determined and approved by the board of directors for the relevant fiscal year.

On December 31, 2018 and August 12, 2019, the Company granted 12,187,420 and 5,414,300 share options to employees and certain senior management pursuant to the 2018 Plan and the Revised 2018 Plan respectively.

On April 27, 2020, August 3, 2020 and November 27, 2020, the Company granted 4,963,017, 1,000,000 and 200,000 share options to employees, directors and officers respectively pursuant to the Revised 2018 Plan.

On January 27, 2021 and February 26, 2021, the Company granted 2,717,500 and 3,304,000 restricted shares units respectively to its employees, directors, and other consultants pursuant to the 2019 Plan.

These options were granted with exercise prices denominated in US$. The grantees can exercise vested options after the commencement date of exercise and before the end of its contractual term (i.e. 6 years after the commencement date of exercise). The commencement date of exercise is 6 months after the completion of the IPO.

All share-based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized by graded vesting method.

A summary of the changes in the share options granted by the Company during the six months ended June 30, 2020 and 2021 is as follows:

	Number of share options	Weighted average exercise price	Aggregate intrinsic value
Outstanding as of January 1, 2020	17,395,740	$0.52	$52,951,848
Granted	4,963,017	$0.55	$6,804,764
Forfeited	(494,780)	$0.70	$(1,256,956)
Exercised	—	—	—
Outstanding as of June 30, 2020	21,863,977	$0.52	$58,499,656
Exercisable as of June 30, 2020	—	—	—

Outstanding as of January 1, 2021	22,298,757	$0.54	$57,082,970
Granted	—	—	—
Forfeited	(539,500)	$0.61	$(1,277,918))
Exercised	(1,735,060)	$0.52	$(5,409,518))
Outstanding as of June 30, 2021	20,024,197	$0.54	$50,395,534
Exercisable as of June 30, 2021	13,369,429	$0.50	$36,556,152

9.	Share-based awards (Continued)
(b)	Share options (Continued)

The Group calculated the estimated fair value of an options on the grant date using the binomial option pricing model with assistance from an independent valuation firm. Assumptions used to determine the fair value of share options granted during the year ended December 31, 2020 and June 30, 2021 is summarized in the following table:

	Years ended December 31,	Six Months ended June 30,
(In thousands)	2020	2021
Risk-free interest rate(i)	0.33%-0.88%	—
Expected dividend yield(ii)	0.00%	—
Expected volatility(iii)	37.94%-40.07%	—
Grant date fair value	$0.98-$1.93	—

(i)	Risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share options in effect at the time of grant.
(ii)	Expected dividend yield is assumed to be 0% as the Company has no history or expectation of paying dividend on its ordinary shares.
(iii)	Expected volatility is assumed based on the historical volatility of the Company’s comparable companies in the period equal to the expected life of each grant.

As of June 30, 2021, there were US$7,816 thousands of unrecognized share-based compensation expenses related to share options granted by Company.

10.	Loss per share

Basic and diluted net loss per share for each of the year presented were calculated as follows:

	Six Months ended June 30,
(In thousands of US$ except share data and per share data)	2020	2021
Numerator:
Net loss	(41,368)	(23,568)
Add: Accretion of Series A Preferred Shares	(1,293)	—
Net loss attributable to ordinary shareholders of the Company for computing basic and diluted net loss per share	(42,661)	(23,568)
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic and diluted net loss per share	237,907,456	283,008,578
Basic and diluted net loss per ordinary share	(0.18)	(0.08)

Diluted earnings per share do not include the following instruments as their inclusion would have been anti-dilutive:

	Six Months ended June 30,
	2020	2021
Restricted Shares	—	6,021,500
Share options awards	21,863,977	20,024,197
Total	21,863,977	26,045,697

11.	Cash and cash equivalents, short-term deposit and restricted cash

Cash and cash equivalents represent cash on hand, cash held at bank, and term deposits placed with banks or other financial institutions, which have original maturities of three months or less.

Short-term deposit represents term deposit placed with bank with original maturity more than three months but less than one year. The Group had US$197 thousands of short-term deposit as of June 30, 2021, with an original maturity of 12 months denominated in HKD.

Cash on hand and cash held at bank balance , short-term deposit and restricted cash as of December 31, 2020 and June 30, 2021 primarily consist of the following currencies:

	December 31, 2020		June 30, 2021
(In thousands)	Original currency	US$ equivalent	Original currency	US$ equivalent
US$	12,496	12,496	7,969	7,969
RMB	59,912	9,182	19,874	3,077
HKD	8,236	1,062	7,270	936
Others		7,682		6,596
Total		30,422		18,578

12.	Accounts receivable, net

(In thousands)	December 31, 2020	June 30, 2021
Accounts receivable	10,034	15,085
Less: Allowance for doubtful accounts	(3,289)	(3,366)
Accounts receivable, net	6,745	11,719

The following table presents movement in the allowance for doubtful accounts:

(In thousands)	December 31, 2020	June 30, 2021
Balance at beginning of the period	495	3,289
Additions	2,785	67
Exchange difference	9	10
Balance at end of the period	3,289	3,366

13.	Inventories

(In thousands)	December 31, 2020	June 30, 2021
Raw materials	4,342	4,299
Finished goods	2,141	2,662
Less: write-down of obsolete inventories	(636)	(592)
Total inventories	5,847	6,369

14.	Prepayments and other assets

(In thousands)	December 31, 2020	June 30, 2021
Prepayments	5,119	4,447
Deposits	2,344	2,370
Export tax receivable	507	379
VAT recoverable	118	748
Others	1,505	1,673
Total of prepayments and other assets	9,593	9,617

(In thousands)	December 31, 2020	June 30, 2021
Current	7,477	7,901
Non-current	2,116	1,716
Total of prepayments and other assets	9,593	9,617

15.	Long-term investments

In October 2018, the Company made an equity investment in a privately-held company, Maya System, Inc. (the “Maya”), which provides cloud SIM related services in Japan, including sale of products and maintenance. The Company acquired 49.00% equity interest of Maya with total consideration of JPY49,000 thousands. The Group classified Maya as an equity method investment as it has significant influence over Maya. The consideration was mainly attributed to trademark, customer relationship and goodwill. As of December 31, 2020 and June 30, 2021, the share of loss from Maya exceeded the total investment cost. As the Company is not required to fund losses, the balance was written down to zero.

In April 2019 and September 2020, the Company made an equity investment in a privately-held company, Beijing Huaxianglianxin Technology Company(the“Huaxiang”), the Company held 10% equity interest of the Huaxiang with total consideration of RMB 8,521 thousands. The Company exercises significant influence in the Huaxiang and therefore accounts for this as a long-term investment using equity method. The Company recognized the share of profit of nil and RMB 547 thousands(equivalent to USD 85 thousands) for the six months ended June 30, 2020 and 2021.

In January 2021, the Company acquired 31.25% of the equity interests of iQsim S.A., which is a provider of open virtual SIM (“VSIM”) platform and VSIM-enabled mobile devices based in France, with total consideration of EUR200 thousands. The Company exercises significant influence in the iQsim S.A and therefore accounts for this as a long-term investment using equity method. The Company recognized the share of loss of EUR 27 thousands (equivalent to USD 32 thousands) for the six months ended June 30, 2021.

16.	Property and equipment, net

Property and equipment consist of the following:

(In thousands)	December 31, 2020	June 30, 2021
Computers	850	788
Server & switch	1,276	1,292
Office equipment	1,442	1,653
Wi-Fi terminals for data connectivity services	11,863	10,414
Leasehold improvement	555	586
Total original costs	15,986	14,733
Less: accumulated depreciation	(12,957)	(12,413)
Net book value	3,029	2,320

Depreciation expenses recognized for the six months ended June 30, 2020 and 2021 were US$1,120 thousands, US$1,074 thousands, respectively.

17.	Intangible assets, net

(In thousands)	Carrying amount	Accumulated amortization	Net carrying amount
December 31, 2020
Purchased software	1,089	(203)	886
Trademarks	121	(62)	59
Licensed copyrights	179	(85)	94
Intangible assets	1,389	(350)	1,039

(In thousands)	Carrying amount	Accumulated amortization	Net carrying amount
June 30, 2021
Purchased software	1,113	(261)	852
Trademarks	122	(68)	54
Licensed copyrights	180	(94)	86
Intangible assets	1,415	(423)	992

Amortization expenses recognized for the the six months ended June 30, 2020 and 2021 were US$42 thousands and US$70 thousands, respectively.

18.	Other investments

(In thousands)	December 31, 2020	June 30, 2021
Current(i)	19,185	14,950
Non-current(ii)	17,824	18,508
Total	37,009	33,458

Note:

(i)

In June 2020, the Group made an investment in an investment fund for a cash consideration of US$15,000 thousands, for which the underlying assets were mainly comprised of debt securities and equity securities. It is redeemable at the option of the Group with one-month notice. There was a fair value loss of US$996 thousands and US$4,235 thousands for the six months ended June 30, 2020 and 2021 respectively.

(ii)

In June 2020, the Group made an investment in an investment fund for a cash consideration of US$17,100 thousands, for which the underlying assets were mainly comprised of unlisted bonds and subordinated debentures, for a period of 3 years. There was a fair value gain of US$nil and US$684 thousands for the six months ended June 30, 2020 and 2021 respectively.

19.	Accounts payable, accrued expenses and other liabilities

(In thousands)	December 31, 2020	June 30, 2021
Accounts payable to suppliers	8,701	11,338
Accrued bonus and staff costs	18,272	19,390
Other deposits	1,788	1,081
Other taxes payable (note)	934	1,091
Accrued professional fees	3,169	2,934
Accrued marketing expenses	342	105
Others	1,237	1,331
Total	34,443	37,270

Note:

Other taxes payable represents business tax, VAT and related surcharges and PRC individual income tax of employees withheld by the Group.

20.	Short-term borrowings

(In thousands)	December 31, 2020	June 30, 2021
Current
Bank borrowings(i)	3,704	4,782
Total	3,704	4,782

Note:

The Group’s short-term bank borrowings are primarily used for working capital and business development purposes and bear interest rate of 2.50% ~ 5.22% (2020: 1.90% ~ 5.22% per annum, with a weighted average interest rate of 3.55% (2020: 4.58%) per annum.

21.	Related parties transactions
(a)	Related parties

As at June 30, 2021, the name and relationship with material related parties are as follows:

Related Parties	Relationship with the Company
Maya	Equity method investee of the Company
Beijing Huaxianglianxin Technology Company	Equity method investee of the Company
iQsim S.A.	Equity method investee of the Company

(b)	During the six months ended June 30, 2020 and 2021, other than disclosed elsewhere, the Company had the following material related parties transactions:

	Six Months ended June 30,
(In thousands)	2020	2021
Revenue from provision of data connectivity services, PaaS and SaaS services and sales of terminals and data related products:
Maya	3,148	4,249
Beijing Huaxianglianxin Technology Company	30	405
Purchase of data connectivity service:
Maya	26	24
Beijing Huaxianglianxin Technology Company	263	80

(c)	The Company had the following related parties balances as December 31, 2020 and June 30, 2021:

(In thousands)	December 31, 2020	June 30, 2021
Deposits received from related parties:
Maya	1,498	1,496
Amounts payable to related parties:
Maya	5	—
Beijing Huaxianglianxin Technology Company	—	29
Amounts receivable from related parties:
Maya	2,264	852
Beijing Huaxianglianxin Technology Company	—	385

22.	Commitments and contingencies
(a)	Operating lease commitments

The Group has leased office premises and buildings under non-cancellable operating lease agreements. These leases have different terms and renewal rights.

Year	(In thousands)
Remainder of 2021	805
2022	1,441
2023	470
2024	20
2025	—
Total	2,736

For the six months ended June 30, 2020 and 2021, the Group incurred rental expenses under operating leases US$1,017 thousands and US$804 thousands, respectively.

22.	Commitments and contingencies (Continued)
(b)	Purchase commitment for purchase of data

As at June 30, 2021, the Group has future minimum purchase commitment related to the purchase of data of US$1,180 thousands and US$689 thousands within the remainder of 2021 and 2022, respectively.

(c)	Contingencies

In June 2018, HONG KONG UCLOUDLINK NETWORK TECHNOLOGY LIMITED and Ucloudlink (America), Ltd., two wholly-owned subsidiaries of the Company, were named as defendants in a complaint filed by SIMO Holding Inc. (“SIMO”) in the United States District Court for the Southern District of New York (the “New York Court”), alleging patent infringements. The trial judge of the New York Court delivered a judgement in June 2019 approving total compensatory and enhanced damages of US$2.8 million. Subsequently, the plaintiff and the Company filed post-trial motions in connection with which the plaintiff filed motions for supplemental damages to increase the damages to US$8.5 million. On August 28, 2019, the New York Court resolved in an order which denied the Company’s motions for judgment as a matter of law and for a new trial as well as plaintiff’s motion for request for attorney’s fees. The New York Court granted plaintiff’s motion for permanent injunction, effective on September 1, 2019, to enjoin the Company from selling, offering to sell, importing, or enabling the use of three models of portable Wi-Fi terminals and one model of GlocalMe World Phone that the New York Court believes infringed upon SIMO’s patent in the United States. In October 2019, the New York Court amended the total damages to US$8.2 million to include pre-judgment interest on the awards and supplemental damages for certain sales occurring between January 1, 2019 and August 1, 2019, and certain sales occurring overseas for devices that had previously been sold within the United States between August 13, 2018 and August 31, 2019. The Group upgraded the allegedly infringing products by pushing a redesigned software update to the devices, which the New York Court concluded that the upgraded devices are no longer infringing and lifted the injunction against the upgraded devices on December 9, 2019. On May 1, 2020, the Group filed a declaratory judgment lawsuit in the New York Court against SIMO to obtain a declaration that its redesigned products are no longer infringing and SIMO filed counterclaims. The purpose of the new case is to have the New York Court re-issue the previous conclusion as a declaratory judgment so that it is enforceable to block SIMO from accusing its redesigned products of infringing in the future. On December 9, 2019, the New York Court lifted the injunction against the upgraded devices and concluded that they were not infringing. In the meantime, the Group has appealed against the New York Court’s original ruling in the United States Court of Appeals for the Federal Circuit (“Federal Circuit”) and has put a sum equal to the above-mentioned damages amount in an escrow account. On January 5, 2021, the Federal Circuit reversed the decision by the New York Court and held that the Group were entitled to summary judgement of noninfringement. On 4 February 2021, SIMO filed a petition for panel rehearing and it was denied by the Federal Circuit on March 11, 2021. On March 29, 2021, the escrowed funds of US$8.2 million have been fully released and refunded to the Company. On April 8, 2021, the above-mentioned permanent injunction against the Group’s products was dissolved by the New York Court.

22.	Commitments and contingencies (Continued)
(c)	Contingencies (Continued)

In January 2020, the Group became aware that SIMO is alleging patent infringement and trade secret misappropriation against the Group in the United States District Court for the Eastern District of Texas (“Texas Court”). The patent infringement claim was based on patent No. 9,736,689, which was the same patent the Federal Circuit addressed in its decision reversing a judgment of infringement from the New York Court. The trade secret allegations were the same as allegations SIMO previously made in a case between the parties in the United States District Court for the Northern District of California. Those allegations were dismissed from case in California with prejudice.  The Group moved to transfer the patent infringement claim to the New York Court and to dismiss or transfer the claims for trade secret misappropriation to the United States for the Northern District of California.  On November 24, 2020, the Texas Court denied both motions. Subsequently, SIMO dropped their patent infringement claim at the Texas Court on April 6, 2021. In response to the Texas Court’s ruling denying transfer of trade secret claims, the Group appealed to the United States Court of Appeals for the Fifth Circuit on April 16, 2021, which was denied by the Court on May 31, 2021. On July 15, 2021, the Texas Court held a scheduling conference for evidence exchanges. On July 27, 2021, SIMO and the Group participated in a settlement conference, with further settlement discussion held on July 30, 2021. On August 30, 2021, the Group and SIMO and their respective affiliates entered into a settlement agreement and had filed joint motion to the Texas Court for the dismissal of the case. On September 3, 2021, the Texas Court dismissed the trade secret case initiated by SIMO.

In August 2018, two affiliates of SIMO, namely Shenzhen Sibowei’ersi Technology Co., Ltd. and Shenzhen Skyroam Technology Co., Ltd., jointly filed a complaint against Shenzhen uCloudlink Network Technology Co., Ltd. in Guangzhou Intellectual Property Court in the PRC alleging patent infringements and claimed damages up to RMB10.5 million (equivalent to US$1.6 million). The Group has filed an invalidation petition against their alleged patent in Patent Reexamination Board of National Intellectual Property Administration in the PRC. On July 16, 2019, the Patent Reexamination Board of National Intellectual Property Administration issued a reexamination decision which invalidated the plaintiffs’ alleged patent in its entirety with respect to the patent infringement allegation. The first hearing of this lawsuit was held on May 13, 2019. The plaintiffs applied to withdraw the lawsuit, which has been approved on August 14, 2019. In October 2019, Shenzhen Sibowei’ersi Technology Co., Ltd. filed a complaint against the National Intellectual Property Administration in Beijing Intellectual Property Court in PRC petitioning the withdrawal of the foregoing reexamination decision of invalidity and reach of a new reexamination decision. In December 2020, the Beijing Intellectual Property Court entered its judgment which upheld National Intellectual Property Administration’s invalidation decision. Sibowei’ersi Technology Co., Ltd. has appealed against such judgment and the Group is awaiting for the court’s further notice.

22.	Commitments and contingencies (Continued)
(c)	Contingencies (Continued)

In June 2019, Shenzhen Skyroam Technology Co., Ltd. filed a complaint against one of the Group’s employees, one of the Group’s officers, Shenzhen Ucloudlink Technology Limited and Shenzhen uCloudlink Network Technology Co., Ltd. in the Intermediate People’s Court of Shenzhen alleging trade secret misappropriation and claimed damage of approximately US$14 million and cessation of misappropriation. The Court denied the Group’s motion to transfer the lawsuit from the Intermediate People’s Court of Shenzhen to the Higher People’s Court of Guangdong and the Group has appealed for jurisdiction objection on September 17, 2019. On May 8, 2020, the Supreme People’s Court ruled against the Group’s appeal and such lawsuit will be heard by the Intermediate People’s Court of Shenzhen. The Intermediate People’s Court of Shenzhen has organized three pre-trial conferences in October 2020, December 2020, and January 2021 for exchanging evidence and confirming judicial appraisal results. Further conference for evidence exchange has been held on March 31, 2021 at China Industrial Cyber Security Development and Research Centre. On September 3, 2021, Shenzhen Skyroam Technology Co., Ltd. applied to withdraw the trade secret misappropriation claim in the Intermediate People’s Court of Shenzhen. On September 6, 2021, the Intermediate People’s Court of Shenzhen dismissed the trade secret misappropriation claim.

Also, in June 2019, Shenzhen Skyroam Technology Co., Ltd. filed a complaint against the Shenzhen Ucloudlink Technology Limited in the Intermediate People’s Court of Shenzhen regarding a patent ownership dispute. The plaintiff claimed damages of approximately US$21,000. The exchange of evidence was held in August 2019 and the Group has applied to suspend the lawsuit on October 15, 2019. The Group further received the court’s summons on November 7, 2019 and the evidentiary hearing of this lawsuit was held on January 6, 2020. In September 2021, Shenzhen Skyroam Technology Co., Ltd. applied to withdraw the patent ownership claim in the Intermediate People’s Court of Shenzhen and the Group is awaiting for the court’s further notice. In July 2019, Shenzhen Skyroam Technology Co., Ltd. filed another complaint in the Intermediate People’s Court of Shenzhen against the Shenzhen Ucloudlink Technology Limited relating to patent ownership and the plaintiff claimed damages of approximately US$21,000. The Group objected on jurisdictional ground in October 2019 and the court ruled against the Group. The Group’s appeal for jurisdiction objection has been denied. On 31 March 2021, the first hearing was held by Intermediate People’s Court of Shenzhen. In September 2021, Shenzhen Skyroam Technology Co., Ltd. applied to withdraw the patent ownership claim in the Intermediate People’s Court of Shenzhen and the Group is awaiting for the court’s further notice.

The Group believes the aforementioned allegations are without merit and will defend vigorously. The Group considers that the likelihood of an unfavorable outcome is not probable or is unable to estimate the amount or the range of the possible loss. Therefore, no accrual has been recorded by the Group as of June 30, 2021 in respect of these proceedings.
23.	Subsequent Events
(a)	Impact of COVID-19

In early 2020, there was an outbreak of novel coronavirus, later named COVID-19 in China. Following the COVID-19 outbreak, a series of precautionary and control measures have been implemented by the Chinese government, including but not limited to extending the Chinese New Year holiday, quarantine measures and travel restrictions. These measures have resulted in drop in outbound travelers from China and mainly impacted the Group’s Roamingman business.

In mid-March 2020, the World Health Organization declared COVID-19 a pandemic. Since then, the COVID-19 pandemic has led governments and other authorities around the world to impose measures intended to control its spread, including restrictions on freedom of movement, gatherings of large numbers of people, and business operations such as travel bans, border closings, business closures, quarantines, shelter-in-place orders and social distancing measures. These measures have caused a severe decline in the level of business and leisure travel around the globe. As a result, demands for the Group’s international data connectivity services, including the demands for Roamingman and from its business partners, have been significantly reduced. Such decline also caused a decrease in revenues from sales of terminals to the Group’s business partners.

24.	Subsequent Events (Continued)
(a)	Impact of COVID-19 (Continued)

The net cash used in operating activities of the Group was US$12,851 thousands for the six months ended June 30,2021. The Group anticipates that a reduction in revenue will result in reduction in cash flow generated from operations. The Group will evaluate its financial and cash flow positions from time to time and intend to mitigate liquidity risk by implementing operational measures such as costs cutting and reducing investment in capital expenditures. The extent of the impact of the COVID-19 on the Group’s operational and financial performance in the longer term will depend on future developments, including the duration of the outbreak and related travel advisories and restrictions and the impact of the COVID-19 on overall demand for travel, all of which are highly uncertain and beyond the control of the Group.

(b)	Issuance of new restricted share units and share options

In July 2021, the Company granted 239,600 restricted share units and 680,000 share options to its employees, directors, under the 2019 Plan and 2018 Plan respectively, with an exercise price of US$0 to US$0.81 per share and vesting period 5 years.